# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bakkt Holdings, Inc., CIK 0001820302
CUSIP: 05759B305
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One Liberty Plaza, One Liberty St., Ste. 305-306, New York, New York (NY), 10006
Date of event which requires filing of this statement: 10/31/2025
Filed by CIK 0002062543
Persons authorized to receive notices and communications: Akshay Sudhir Naheta, One Liberty Plaza, One Liberty St., Ste. 305-306, New York, New York (NY), 10006, (678) 534-5849

## Reporting persons
- Akshay Sudhir Naheta (CIK 0002062543): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 1,592,015; shared voting power 0; sole dispositive power 1,592,015; shared dispositive power 0; aggregate amount beneficially owned 1,592,015 (6.3% of the class)
  Comment: Row 7, 9 and 11. Comprised of (i) 249,733 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Bakkt Holdings, Inc. (the "Issuer"), and (ii) options to acquire 1,342,282 shares of Class A Common Stock (the "Reporting Person Options", as further described below). Each share of Class A Common Stock carries one vote per share.
  
  Row 13. The percentages reported in this Schedule 13D are based upon 25,380,716 shares of Class A Common Stock outstanding comprised of (i) 24,038,434 shares of Class A Common Stock outstanding as of November 5, 2025 (according to the Issuer's transfer agent) and (ii) 1,342,282 shares of Class A Common Stock issuable upon the exercise of the Reporting Person Options.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Bakkt Holdings, Inc.
Address of issuer's principal executive offices: One Liberty Plaza, One Liberty St., Ste. 305-306, New York, New York (NY), 10006
Comment: This statement on Schedule 13D is filed with respect to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Bakkt Holdings, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at One Liberty Plaza, One Liberty Street, Suites 305-306, New York, New York, 10006.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Akshay Sudhir Naheta, a citizen of the United Kingdom (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is c/o Bakkt Holdings, Inc., One Liberty Plaza, One Liberty Street, Suites 305-306, New York, New York, 10006.
Present principal occupation or employment: The Reporting Person's present principal occupation is Chief Executive Officer of the Issuer, and the Reporting Person has served in such capacity since August 11, 2025. Prior to the Reporting Person's appointment as Chief Executive Officer, he had served as Co-Chief Executive Officer of the Issuer since March 19, 2025. The Reporting Person has also served as Chief Executive Officer of Distributed Technologies Research Ltd. ("DTR"), a private company focusing on stablecoin technology and other linked services, since October 2022. Prior to DTR, the Reporting Person served in various roles at Softbank from 2017 to 2022, most recently Senior Vice President from June 2020 to May 2022, where he supported investments for the Vision Fund.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Reorganization

On November 3, 2025, pursuant to a reorganization (the "Reorganization"), the Issuer (formerly Bakkt NewCo Holdings, Inc.) became the successor of Bakkt Intermediate Holdings, Inc (formerly Bakkt Holdings, Inc.) ("Old Bakkt") pursuant to merger transactions, in which a subsidiary of the Issuer merged with and into Old Bakkt with Old Bakkt surviving and, immediately following such merger, a subsidiary of the Issuer merged with and into Bakkt OpCo Holdings LLC ("OpCo"), a subsidiary of Old Bakkt, with OpCo surviving. The mergers resulted in the Issuer becoming the parent holding company of Old Bakkt and OpCo, but did not alter the proportionate economic interest of security holders.

In connection with the Reorganization, on October 16, 2025, Old Bakkt, Intercontinental Exchange Holdings, Inc. ("ICE") and the Reporting Person, entered into an amendment (the "TRA Amendment") to the Tax Receivable Agreement, dated as of October 15, 2021, by and among Old Bakkt and the persons named therein (the "TRA"), as well was a Contribution Agreement relating to their respective rights under the TRA (the "Contribution Agreement"). Pursuant to the TRA Amendment and the Contribution Agreement, the Reporting Person agreed that he would, at closing of the Reorganization, (i) contribute his rights under the TRA to the Issuer in exchange for a cash payment from the Issuer equal to the amount to which he would otherwise be entitled under the TRA (as amended) and (ii) contribute such cash to the Issuer in exchange for Class A Common Stock, and further agreed that his obligations, on the one hand, and those of the Issuer, on the other hand, to transfer the foregoing cash amounts would be net-settled and offset against one another. In addition, the TRA Amendment set the discount rate to be used in calculating TRA payments to the TRA holders (including the Reporting Person) at 18%, calculated as of the date of consummation of the Reorganization, subject to capping the value of the TRA payment to the Reporting Person at the value of such payment calculated as of the date of the TRA Amendment.

Immediately prior to the consummation of the Reorganization, Old Bakkt, the Reporting Person and ICE entered into an amendment (the "Contribution Agreement Amendment") to the Contribution Agreement relating to their respective rights under the TRA, pursuant to which the Reporting Person agreed to contribute his rights under the TRA to the Issuer in exchange for cash and the Reporting Person would further contribute such cash payable to the Reporting Person to the Issuer in exchange for shares of Class A Common Stock, as contemplated in the original Contribution Agreement. Pursuant to this arrangement, upon the consummation of the Reorganization, the Issuer issued 69,733 shares of Class A Common Stock to the Reporting Person, which was offset against the amount of cash to which the Reporting Person was otherwise entitled under the TRA. The issuance was made in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), in light of the nature of the Reporting Person and the manner in which the sale occurred.

Copies of the TRA, the TRA Amendment, the Contribution Agreement and the Contribution Agreement Amendment are attached as exhibits to this Schedule 13D and incorporated herein by reference.

Stock Option Award

On July 30, 2025, Old Bakkt completed an underwritten public offering (the "Offering") of Class A common stock, par value $0.0001 per share ("Old Bakkt Class A Common Stock"), of Old Bakkt and pre-funded warrants to purchase shares of Old Bakkt Class A Common Stock. In connection with the Offering, members of the Old Bakkt's management, including the Reporting Person, and Old Bakkt's Compensation Committee of its Board of Directors (the "Compensation Committee") determined that it was in the best interests of Old Bakkt and its stockholders for certain members of management, including the Reporting Person, to similarly have the opportunity to invest in Old Bakkt and strengthen alignment with Old Bakkt's stockholders through increased stock ownership. Accordingly, on July 29, 2025, Old Bakkt's Board of Directors and the Compensation Committee approved, subject to approval by Old Bakkt's shareholders, a one-time award of stock options to certain members of management, including an award to the Reporting Person of options to purchase up to 1,342,282 shares of Old Bakkt Class A Common Stock (the "Reporting Person Options") at an exercise price of $10.00 per share pursuant to the terms and conditions set forth in an award agreement (the "Options Award Agreement"). Old Bakkt's shareholders approved the award of the Reporting Person Options on October 31, 2025. No consideration was received by Old Bakkt for the granting of the Reporting Person Options.

Pursuant to the Options Award Agreement, the Reporting Person has committed to exercise 33,557 Reported Person Options every quarter for eight quarters (the "Mandatory Exercise Options"). For each quarter in which the Reporting Person exercises the Mandatory Exercise Options, the Reporting Person will be entitled to exercise an additional 134,228.25 Reported Person Options (the "Optional Exercise Options") which Optional Exercise Options will become exercisable for a period of up to one year.

Notwithstanding the foregoing exercise schedule, following the first mandatory exercise period after October 31, 2025 (i.e., the date on which stockholder approval of the Reporting Person Options was obtained), the Reporting Person may exercise any portion of the Reporting Person Options earlier than the applicable quarter ("Early Exercise"), provided that any shares of Class A Common Stock acquired on Early Exercise of Optional Exercise Options will be subject to a lock-up period so that the shares acquired on such Early Exercise of Optional Exercise Options may not be sold or transferred until the originally-scheduled exercise date.

If the Reporting Person does not exercise his Mandatory Exercise Options in any quarterly tranche during the applicable mandatory exercise period, then the remaining Reporting Person Options (in respect of the current quarterly tranche and any subsequent quarterly tranche) will be forfeited automatically.

The Reporting Person must personally fund the exercise price in order to exercise the Mandatory Exercise Options. The Reporting Person may either personally fund the exercise price in order to exercise the Optional Exercise Options or may elect to net settle the Optional Exercise Options.

Upon closing of the Reorganization, the Reporting Person Options were converted from options to purchase up to 1,342,282 shares of Old Bakkt Class A Common Stock into options to purchase up to 1,342,282 of Class A Common Stock on the same terms as described above.

A copy of the form of Options Award Agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Open Market Purchases

The Reporting Person acquired an aggregate of 180,000 shares of Old Bakkt Class A Common Stock in multiple open market transactions on August 21, 2025 and August 22, 2025 to increase his stock ownership and voting power. On August 21, 2025, the Reporting Person purchased 100,000 of those shares in multiple open market transactions over a range of purchase prices ranging from $8.04 to $8.41 per share, at a weighted average price of $8.18 per share. On August 21, 2025, the Reporting Person purchased 50,000 of those shares in multiple open market transactions over a range of purchase prices ranging from $7.97 to $8.00 per share, at a weighted average price of $8.00 per share. On August 22, 2015, the Reporting Person purchased 30,000 of those shares in multiple open market transactions over a range of purchase prices ranging from $7.99 to $8.70 per share, at a weighted average price of $8.55 per share.

Such shares were purchased using the Reporting Person's personal funds. Upon the closing of the Reorganization, these shares automatically converted into 180,000 shares of Class A Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items, 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; tax considerations; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, in his position as a securityholder of the Issuer and in his positions as a director or executive officer of the Issuer, may engage in discussions with other members of management, the Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; changes in the Issuer's certificate of incorporation or bylaws, agreements, collaborations, joint ventures and other business arrangements between or involving the Reporting Persons and the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

Other than as described above or other than as may have arisen in his capacity as a director or executive officer of the Company, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time. To the extent the Reporting Person may be involved in the formulation or approval of such plans or proposals solely in his capacity as a director or executive officer of the Company, the Reporting Person does not expect to disclose such developments of his involvement by amending this Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Amount beneficially owned: 1,592,015.
Percent of class: 6.3%.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares the Reporting Persons have:
i. Sole power to vote or direct the vote: 1,592,015.
ii. Shared power to vote: 0.
iii. Sole power to dispose or direct the disposition of: 1,592,015.
iv. Shared power to dispose or direct the disposition of: 0.

The Reporting Person may be deemed to beneficially own 1,342,282 shares of Class A Common Stock issuable upon exercise of 1,342,282 Reporting Person Options held by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses set forth in Item 3 above summarize certain provisions of the Contribution Agreement, the Contribution Agreement Amendment, the TRA, the TRA Amendment and the Options Award Agreement and are incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D and incorporated herein by reference. The responses set forth in paragraph (b) of Item 5 are hereby incorporated by reference in this Item 6.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Cooperation Agreement

On March 19, 2025, Old Bakkt entered into a Cooperation Agreement with DTR and the Reporting Person, the sole stockholder of DTR (the "Cooperation Agreement"). Upon the closing of the Reorganization, the Issuer assumed Old Bakkt's responsibilities under the Cooperation Agreement.

Pursuant to the Cooperation Agreement, DTR provides the Issuer with certain exclusive payment processing technology, application programming interfaces, and infrastructure to be integrated into the Issuer's platform for the enablement of global payments processing services in the jurisdictions where the Issuer or its affiliates operate.

In addition, on the date that is twelve (12) months following the date of on which the Issuer initiates processing payments using all or part of DTR's technology (the "Call Event Deadline"), the Issuer shall have the exclusive right (such right, the "Call Option") to require the Reporting Person to sell, convey, transfer, assign and deliver to the Issuer 100% of the capital stock and all other equity interests of DTR (the "DTR Equity"). This Call Option may be exercised by the Issuer at any time prior to the Call Event Deadline. If the Issuer does not exercise the Call Option within the Call Event Deadline, then for a period beginning on the date of expiration of the Call Event Deadline and ending on the second anniversary of the Call Event Deadline, if DTR or the Reporting Person receives an offer or proposal from a third-party to purchase more than 50% of the DTR Equity, then (i) the Reporting Person shall provide written notice to the Issuer of the material financial and other terms and conditions of such offer or proposal (such notice, the "ROFR Notice") and (ii) for a period of 15 days following receipt of the ROFR Notice, the Issuer shall have the right to purchase the DTR Equity on the same terms as set forth in the ROFR Notice (the "ROFR"). The ROFR Notice will expire in the event that (a) the terms proposed by the Issuer are not the same or as favorable as those in the ROFR Notice or (b) the Issuer exercises the ROFR pursuant to a ROFR Notice but the ROFR transaction is not consummated within 90 days following the date of the ROFR Notice, subject to certain automatic extensions for regulatory approvals, required authorizations or the Issuer's stockholder approval, which such automatic extension shall not exceed 90 days.

If the cumulative volume of payments processed by the Issuer utilizing DTR's technology or otherwise facilitated by DTR's technology infrastructure for enabling global payment processing exceeds $2 billion during any 18-month period following the date of the Cooperation Agreement (the "Put Event"), then within three years of such Put Event (the "Put Event Deadline"), the Reporting Person shall have the right to require the Issuer to purchase, acquire and accept from the Reporting Person the DTR Equity (the "Put Option").

As consideration for the sale of the DTR Equity contemplated by a Put Option or a Call Option, the Reporting Person will be entitled, in exchange for all of the DTR Equity, to a number of shares of Class A Common Stock representing at least 19.9% and no more than 31.5%, of the aggregate common stock of the Issuer, plus the aggregate number of shares of Class A Common Stock issuable upon full exercise or conversion of any options, warrants or other convertible or derivative securities then outstanding, on an as-converted basis, which shall not include the Issuer's publicly traded warrants currently listed on the New York Stock Exchange ("NYSE") (BKKT WS) and any warrants to purchases of Class A Common Stock that are below the Bakkt Share Price (as defined below) (the "Bakkt Share Number") subject to any DTR Adjustment (as defined below); provided that the Reporting Person will be entitled to a "top up" of additional shares of Class A Common Stock to the extent any such public warrants are actually exercised. Any indebtedness of DTR outstanding immediately prior to the closing of a Call Option or Put Option transaction and certain transaction expenses in excess of $1.0 million incurred by or on behalf of DTR or the Reporting Person (such amount, the "DTR Value") shall proportionately reduce the number of shares the Reporting Person is entitled to receive in a Put Option or Call Option transaction (the "DTR Adjustment").

If either the Issuer or the Reporting Person shall exercise the above described Call Option or Put Option, respectively, such transaction shall be (i) executed pursuant to a customary purchase agreement that will contain representations, warranties and interim operating covenants by the Issuer, DTR and the Reporting Person that are customary for a transaction of this nature (the "Definitive Agreement"), (ii) subject to, among other things, obtaining any required regulatory approvals, non-objections and/or similar authorizations, Issuer stockholder approvals (including compliance with any applicable requirements of the NYSE) and Delaware law, (iii) subject to receipt by the Issuer of a fairness opinion from an independent financial advisor, (iv) subject to the execution by the parties of a definitive agreement reflecting the commercial arrangement described above, and (v) subject to the Issuer having terminated any lines of credit in effect on the date of the Cooperation Agreement and having repaid in full any indebtedness then outstanding and borrowed thereunder. The Definitive Agreement shall also provide for a clause to allow the Special Committee of the Board of Directors of the Issuer to pursue any superior proposal for a transaction that, if consummated, would result in a change of control of the Issuer that is conditioned upon the termination of the Put Option; provided, that the Issuer will negotiate reasonably and in good faith with any prospective party to include the Put Option or have such Put Option exercised immediately prior to the closing of such proposed transaction. If, after such negotiation, the Put Option will be terminated, the Issuer will be obligated to pay the Reporting Person a termination fee of 3.0% of the DTR Value, as determined immediately prior to the termination of the Put Option.

The price payable by the Issuer for the DTR Equity in any such Put Option or Call Option transaction shall be the fair market value as determined by a third-party valuation from an independent valuation firm, and the price of the Class A Common Stock to be issued in a Put Option or Call Option transaction shall be equal to the volume weighted average price of the Class A Common Stock on the NYSE over the 30 consecutive trading day period ending on the trading day immediately preceding the date on which the Class A Common Stock would be issued pursuant to the Cooperation Agreement (the "Bakkt Share Price"), subject to the floor and price cap mechanisms described above.

During the term of the Cooperation Agreement, each party will use commercially reasonable efforts to conduct its business in the normal and ordinary course, consistent with applicable laws. Pursuant to the Cooperation Agreement, the Reporting Person will not, directly or indirectly, engage in hedging, short sales or similar activities with respect to the Issuer's equity.

A copy of the Cooperation Agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Employment Agreement, Performance Stock Unit Agreement and Restricted Stock Unit Agreement

On March 19, 2025, Old Bakkt's Board of Directors appointed the Reporting Person to serve as Old Bakkt's Co-Chief Executive Officer (a "Co-CEO"), effective March 21, 2025. In connection with the Reporting Person's appointment as Co-CEO, Old Bakkt entered into an employment agreement with him (the "Employment Agreement"), dated as of March 19, 2025 (the "Effective Date"). Upon completion of the Reorganization, the Issuer assumed Old Bakkt's responsibilities under the Employment Agreement. Pursuant to the terms of the Employment Agreement, the Reporting Person receives an initial annual base salary of $100,000 and is eligible to receive an annual cash bonus, as shall be determined by the Board or the Compensation Committee.

As an inducement material to the Reporting Person entering into employment with Old Bakkt, on (or as soon as reasonably practicable following) the Effective Date, the Reporting Person was entitled to receive (1) $15.0 million in performance-based restricted stock units ("PSUs") and (2) $150,000 in service-based restricted stock units ("RSUs" and together with PSUs, the "Inducement Grant").

Pursuant to the terms of the Employment Agreement, on April 21, 2025, the Compensation Committee approved the following equity-based grants for the Reporting Person: (1) 1,607,717 PSUs and (2) 11,426 RSUs. The RSUs were granted to the Reporting Person pursuant to a Restricted Stock Unit Agreement between Old Bakkt and the Reporting Person (the "RSU Agreement"), and the PSUs were granted to the Reporting Person pursuant to a Performance Stock Unit Agreement between Old Bakkt and the Reporting Person (the "PSU Agreement"). Upon the closing of the Reorganization, the Issuer assumed Old Bakkt's responsibilities under the RSU Agreement and the PSU Agreement.

The RSUs vest 100% on the one-year anniversary of the Effective Date, subject to the Reporting Person's continued service with the Issuer.

The PSUs will vest over a three-year performance period following the date of the Reporting Person's appointment as Co-CEO (the "Performance Period") based on attainment of stock price metrics such that one-third of PSUs will vest, subject to the Reporting Person's continued employment through the vesting date, if the Issuer's stock price appreciates at any point during the Performance Period by 100% above $9.33, the closing price of Old Bakkt's stock on the NYSE on March 18, 2025 (the "Reference Price"). For each additional 25% of stock price appreciation above the Reference Price during the Performance Period, limited to a maximum of eight (8) additional vesting tranches, an additional number of PSUs equal to $1.25 million divided by the Reference Price will vest, subject to the Reporting Person's continued employment through the applicable vesting date. The Issuer's stock price appreciation for purposes of the PSUs is to be measured based on a rolling 90-day volume weighted average price. Any PSUs that satisfy the above vesting conditions prior to the first anniversary of the grant date will vest on the first anniversary of the grant date, subject to the Reporting Person's continued employment through such date.

The Inducement Grant is subject to the terms of the Issuer's 2021 Omnibus Incentive Plan (the "2021 Plan"), as if granted thereunder, but was granted as inducement awards pursuant to the NYSE Listing Rule 303A.08 and without shareholder approval. Further, pursuant to the Employment Agreement, the Reporting Person is eligible to receive additional annual equity compensation grants during the term of his employment with a target grant date fair value, as determined by the Board or the Compensation Committee, of not less than $100,000, in accordance with the terms of the Issuer's long-term incentive compensation plans and having such terms and conditions as established by the Board or the Compensation Committee.

In the event the Reporting Person is terminated by the Issuer without Cause (other than for death or Disability) or he resigns for Good Reason (each as defined in the Employment Agreement), he will be entitled to the following severance benefits, subject to his execution of a release of claims agreement and continued compliance with a confidentiality agreement: (i) a lump sum cash payment equal to two times his then-current base salary, increased to three times his then-current base salary if termination occurs within two years after a Change in Control (as defined in the 2021 Plan); (ii) (A) time-vesting equity grants (including the grants for which actual performance achievement has already been certified as of his termination) will fully vest, (B) with respect to performance based grants for which performance has not been certified as of the date of employment termination, performance will be determined based on actual performance achieved after completion of the performance period, and all earned tranches will vest on the date of such performance certification, and (C) with respect to any stock option awards, the Reporting Person will be treated as if he had remained employed by the Company for one (1) year following the termination date; and (iii) a lump-sum cash payment in respect of the cost of one year's continued health coverage.

Copies of the Employment Agreement, the form of RSU Agreement and the form of PSU Agreement are attached as exhibits to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Tax Receivable Agreement, dated October 15, 2021, by and among the Issuer, OpCo and the other parties thereto (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K (File No. 001-39544) filed with the SEC on October 21, 2021). URL:
https://www.sec.gov/Archives/edgar/data/1820302/000119312521303985/d219325dex105.htm

2. Amendment No. 1 to Tax Receivable Agreement, dated October 16, 2025, by and among the Issuer, ICE and Akshay Naheta (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-39544) filed with the SEC on October 20, 2025). URL:
https://www.sec.gov/Archives/edgar/data/1820302/000119312525242750/d74254dex101.htm

3. Contribution Agreement, dated October 16, 2025, by and among the Issuer, ICE and Akshay Naheta (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-39544) filed with the SEC on October 20, 2025). URL:
https://www.sec.gov/Archives/edgar/data/1820302/000119312525242750/d74254dex102.htm

4. Amendment No. 1 to Contribution Agreement, dated November 3, 2025, by and among the Issuer, ICE and Akshay Naheta (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-39544) filed with the SEC on November 3, 2025). URL:
https://www.sec.gov/Archives/edgar/data/1820302/000119312525262732/d83327dex101.htm

5. Form of Option Award Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-39544) filed with the SEC on November 3, 2025). URL:
https://www.sec.gov/Archives/edgar/data/1820302/000119312525262474/d98917dex101.htm

6. Cooperation Agreement, dated March 19, 2025, by and among the Issuer, DTR and Akshay Naheta (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-39544) filed with the SEC on March 20, 2025). URL:
https://www.sec.gov/Archives/edgar/data/1820302/000162828025013900/a101projectdelta-coopera.htm

7. Employment Agreement, dated March 19, 2025, by and between the Issuer and Akshay Naheta (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-39544) filed with the SEC on March 20, 2025). URL:
https://www.sec.gov/Archives/edgar/data/1820302/000162828025013900/a102.htm

8. Form of Performance Stock Unit Agreement by and between the Issuer and Akshay Naheta (incorporated by reference to Exhibit 4.4 to the Issuer's Registration Statement on Form S-8 filed with the SEC on April 18, 2025). URL:
https://www.sec.gov/Archives/edgar/data/1820302/000119312525085820/d930118dex44.htm

9. Form of Restricted Stock Unit Agreement by and between the Issuer and Akshay Naheta (incorporated by reference to Exhibit 4.5 to the Issuer's Registration Statement on Form S-8 filed with the SEC on April 18, 2025). URL:
https://www.sec.gov/Archives/edgar/data/1820302/000119312525085820/d930118dex45.htm

## Signatures
- Akshay Sudhir Naheta: /s/ Akshay Sudhir Naheta, Akshay Sudhir Naheta (11/07/2025)